Form C

Cover Page

Name of issuer:

Uptown Network, LLC

Legal status of issuer:

> Form: Limited Liability Company
> Jurisdiction of Incorporation/Organization: FL
> Date of organization: 4/25/2011

Physical address of issuer:

6634 Willow Park Drive
Naples FL 34109

Website of issuer:

http://www.uptownnetwork.com

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

6.5% of the offering amount upon a successful fundraise, and be entitled to reimbursement for out-of-pocket third party expenses it pays or incurs on behalf of the Issuer in connection with the offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

No

Type of security offered:

- ☐ Common Stock
- ☑ Preferred Stock
- ☐ Debt
- ☐ Other

If Other, describe the security offered:

Target number of securities to be offered:

150,000

Price:

$1.00000

Method for determining price:

Dividing pre-money valuation $21,312,942.00 by number of units outstanding on fully diluted basis.

Target offering amount:

$150,000.00

Oversubscriptions accepted:

- ☑ Yes
- ☐ No

If yes, disclose how oversubscriptions will be allocated:

- ☐ Pro-rata basis
- ☐ First-come, first-served basis
- ☑ Other

If other, describe how oversubscriptions will be allocated:

As determined by the issuer

Maximum offering amount (if different from target offering amount):

$630,000.00

Deadline to reach the target offering amount:

4/30/2022

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees:

10

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$288,595.00	$355,641.00
Cash & Cash Equivalents:	$62,805.00	$124,037.00
Accounts Receivable:	$85,255.00	$52,236.00
Short-term Debt:	$199,581.00	$30,856.00
Long-term Debt:	$424,000.00	$250,000.00
Revenues/Sales:	$1,030,569.00	$900,573.00
Cost of Goods Sold:	$318,833.00	$408,370.00
Taxes Paid:	$0.00	$0.00
Net Income:	($590,209.00)	($1,116,058.00)

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

Uptown Network, LLC

COMPANY ELIGIBILITY

2. ☑ Check this box to certify that all of the following statements are true for the issuer.

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

INSTRUCTION TO QUESTION 2: If any of these statements are not true, then you are NOT

eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
John "Jack" Serfass	CEO / Co-Founder	Uptown Network	2011
Nadine Serfass	VP Strategic Relationships / Co-founder	Uptown Network	2011
Edward Caputo	Investor / Director / Co-founder	Uptown Network	2011
Jim Lathrop	Sales Director	Microsoft	2020
Ed Jones	Former EVP Business Intelligence / Co-founder	Uptown Network	2011
Rick Borman	Founder and COO	Reliable Inspections and Reliable Aerial Imaging	2012
Michael Solot	Managing Director	Chicago Capital Partners	2011

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
John "Jack" Serfass	CEO	2011
John "Jack" Serfass	Managing Member	2011
Nadine Serfass	Managing Member	2011
Edward Caputo	Managing Member	2011
Ed Jones	Managing Member	2011

For three years of business experience, refer to Appendix D: Director & Officer Work History.

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Jerob Uptown Investments, LLC	2809649.0 Series B	21.9

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

INSTRUCTION TO QUESTION 7: Wefunder will provide your company's Wefunder profile as an appendix (Appendix A) to the Form C in PDF format. The submission will include all Q&A items and "read more" links in an un-collapsed format. All videos will be transcribed.

This means that any information provided in your Wefunder profile will be provided to the SEC in response to this question. As a result, your company will be potentially liable for misstatements and omissions in your profile under the Securities Act of 1933, which requires you to provide material information related to your business and anticipated business plan. Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.

not omit any information that would cause the information included to be false or misleading.

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

THE UNDERSIGNED UNDERSTANDS THAT AN INVESTMENT IN THE UNITS INVOLVES A HIGH DEGREE OF RISK. The undersigned acknowledges that (a) any projections, forecasts or estimates as may have been provided to the undersigned are purely speculative and cannot be relied upon to indicate actual results that may be obtained through this investment; any such projections, forecasts and estimates are based upon assumptions which are subject to change and which are beyond the control of the Company or its management; (b) the tax effects which may be expected by this investment are not susceptible to absolute prediction, and new developments and rules of the Internal Revenue Service (the "IRS"), audit adjustment, court decisions or legislative changes may have an adverse effect on one or more of the tax consequences of this investment; and (c) the undersigned has been advised to consult with his own advisor regarding legal matters and tax consequences involving this investment

Certain information contains certain forward-looking statements as related to the Company's future results (including certain projections and business trends) (the "Forward-Looking Statements"). These and other statements, which are not historical facts, are based largely on current expectations and assumptions of management of the Company and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those contemplated by such Forward-Looking Statements.

Assumptions relating to Forward-Looking Statements involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond the Company's control. There can be no assurance that the results contemplated in the Forward-Looking Statements will be realized.

The Company's business decisions are subjective in many respects and susceptible to interpretations and periodic revisions based on actual experience and business developments, the impact of which may cause the Company to alter its business strategy which may, in turn, affect the Company's results of operations. In light of the significant uncertainties inherent in the Forward-Looking Statements, the inclusion of such information should not be regarded as the Company's representation that any strategy, objectives, or other plans will be achieved. The Company disclaims any obligation to update or revise any Forward-Looking Statements.

There is only a limited basis upon which an investor can evaluate the Company's business and prospects. An investor should consider the challenges, expenses and difficulties that the Company will face as an early stage company seeking to introduce new products and services into an established market. There is absolutely no assurance that the Company will be able, upon completion of this Offering, to successfully implement its proposed business strategy or that it will consistently operate profitably. The operating history, consumer base and revenue results with the intended business strategy are in their inception stages. There can be no assurance that the Company will ever achieve a continual profitable level of operations or that profitability, if achieved, can be sustained on an ongoing basis. Our ability to achieve revenue and profitability depends in the early stages of operations on successful sales and marketing of our products and services.

If the Company fails to meet its goals or additional capital is desired to fund further expansion the Company may need to raise additional capital. The Company may need to raise additional funds to fund more rapid expansion or to respond to competitive pressures. The Company currently does not have any commitments for additional financing. If adequate funds are not available on acceptable terms, the Company may not be able to fund its expansion or respond to competitive pressures. there is no assurance that the proceeds from the Offering will last as long as projected, that any future revenues shall be as large as projected, or that future financings will be successful, or if successful, on terms sufficient to provide capital necessary for the Company's projected needs. THUS, THERE IS A RISK THAT THE COMPANY COULD CLOSE THIS OFFERING AND STILL BE SUBSTANTIALLY UNDERCAPITALIZED. IF SO, THE INABILITY OF THE COMPANY TO RAISE SUFFICIENT ADDITIONAL FUNDS IN A TIMELY MANNER COULD RESULT IN ITS INSOLVENCY. In addition, recent adverse developments in the public securities markets could impact the ability of the Company to raise, if necessary, additional private, institutional capital following this Offering.

Competitors may compete directly with the Company, and may have substantially greater financial resources and significantly greater accumulated experience in

marketing products. The ability of the Company to sell its products depends on, among other items, management's ability to effectively target its customers and segment its market. The Company may not be successful in this regard. Accordingly, there can be no assurances that the Company has properly targeted its customer groups or segmented its market, or even if done so correctly, that these targeted customer groups, or any others, will be receptive to the Company's products. In short, there is no assurance that the Company will be successful in carrying out its business and marketing plans.

There is no public market for the Units of the Company and none will result from this offering. The sale of the Units is not being registered under the Securities Act of 1933, as amended (the "Securities Act"), and the Units may be not resold or otherwise transferred unless it is subsequently registered under the Securities Act and qualified under applicable state laws or unless exemptions from registration and qualification are available. Accordingly, purchasers may not be able to readily liquidate their investment. The Company has no plans to become a public company and register its shares under the Act.

The Company anticipates a period of significant growth in its operations. The resulting strain on the Company's managerial, operational, financial and other resources could be significant. Success in managing this expansion and growth will depend, in part, upon the ability of management to effectively manage the growth of the Company. Any failure to manage the proposed growth and expansion of the Company could have a material adverse effect on the Company's future business.

The Company believes that maintaining and enhancing its brand(s) is critical to expanding its business. Maintaining and enhancing its brand(s) may require it to make substantial investments and these investments may not be successful. If the Company fails to promote and maintain its brand(s), or if it incurs excessive expenses in this effort, its business, operating results and financial condition will be materially and adversely affected. It anticipates that, as its market becomes increasingly competitive, maintaining and enhancing its brand(s) may become increasingly difficult and expensive. Maintaining and enhancing its brand(s) will depend largely on its ability to be a market leader and to continue to provide high quality products and services, which it may not do successfully. In addition, third parties may take actions that could impair the value or strength of the Company's brand(s).

The Company may choose to expand its operations by entering into joint ventures or other strategic alliances with other parties. Any such transaction would be accompanied by the risks commonly encountered in such transactions. These include, among others, the difficulty of assimilating the operations and personnel, the difficulty of exiting such strategic alliances once entered into and other various factors. There can be no assurance that the Company will be successful in overcoming these risks or any other problems encountered in connection with joint ventures or other strategic alliances, or that such transactions will not have a material adverse effect on the Company's business, financial condition and results of operations.

The Company has established the terms by which the Shares are being offered in the Offering. The Offering Price of the Units offered hereby was not negotiated at arms' length and does not necessarily bear any relationship to the book value or fair market value, or any other objective standard of value, of the Company's assets, stockholders' equity or any traditionally recognized criteria for valuing business enterprises. Therefore, the Offering Price of the Units is not necessarily indicative of the value that may be placed on the Units if it was negotiated at arms' length or the Units were traded in a public securities market.

General market conditions, whether local, regional, national or worldwide, may affect the ability of the Company to meet projections and/or attain necessary capital or revenues. Many changes in market conditions are not foreseeable by, and beyond the control of, the Company. Such changes in market conditions could be a result of earthquakes, floods, fires, storms, natural disasters, acts of God, wars, armed conflicts, terrorism, labor strikes, lockouts, boycotts, natural or man-made pandemics, epidemics, diseases or other health emergencies, and acts of government or public authorities (including without limitation governmental or other response to natural or man-made pandemics, epidemics, diseases or other health emergencies) (in each case, whether or not involving the United States).

Edward Caputo and Ed Jones are part-time officers. As such, it is likely that the company will not make the same progress as it would if that were not the case.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified.

The Offering

USE OF FUNDS

9. What is the purpose of this offering?

The Company intends to use the net proceeds of this offering for working capital and general corporate purposes, which includes the specific items listed in Item 10 below. While the Company expects to use the net proceeds from the Offering in

below. While the Company expects to use the net proceeds from the Offering in the manner described above, it cannot specify with certainty the particular uses of the net proceeds that it will receive from from this Offering. Accordingly, the Company will have broad discretion in using these proceeds.

10. How does the issuer intend to use the proceeds of this offering?

If we raise:	**$150,000**
Use of Proceeds:	60% sales resource and marketing spend, 33.5% cover current fixed burn rate, 6.5% Wefunder intermediary fee.

If we raise:	**$630,000**
Use of Proceeds:	63.5% toward advertising/marketing, 8% new sales resource, 8% new R&D resource, 4% new customer support resource, 10% cover current fixed burn rate, 6.5% Wefunder intermediary fee.

INSTRUCTION TO QUESTION 10: An issuer must provide a reasonably detailed description of any intended use of proceeds, such that investors are provided with an adequate amount of information to understand how the offering proceeds will be used. If an issuer has identified a range of possible uses, the issuer should identify and describe each probable use and the factors the issuer may consider in allocating proceeds among the potential uses. If the issuer will accept proceeds in excess of the target offering amount, the issuer must describe the purpose, method for allocating oversubscriptions, and intended use of the excess proceeds with similar specificity. Please include all potential uses of the proceeds of the offering, including any that may apply only in the case of oversubcriptions. If you do not do so, you may later be required to amend your Form C. Wefunder is not responsible for any failure by you to describe a potential use of offering proceeds.

DELIVERY & CANCELLATIONS

11. How will the issuer complete the transaction and deliver securities to the investors?

Book Entry and Use of XX Investments LLC as Transfer Agent and Custodian. Investments will be in book entry form. This means that the investor will not receive a certificate representing his or her investment. Each investment will be recorded in the books and records of our transfer agent, XX Investments LLC. XX Investments LLC will act as custodian and hold legal title to the investments for investors that enter into a Custodial and Voting Agreement with XX Investments LLC and will keep track of those investors' beneficial interests in the investments. In addition, investors' interests in the investments will be recorded in each investor's "My Investments" screen. The investor will also be emailed again the Investor Agreement and, if applicable, the Custodial and Voting Agreement. The Investor Agreement and, if applicable, the Custodial and Voting Agreement will also be available on the "My Investments" screen.

12. How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

An Investor's right to cancel. An Investor may cancel his or her investment commitment at any time until 48 hours prior to the offering deadline.

If there is a material change to the terms of the offering or the information provided to the Investor about the offering and/or the Company, the Investor will be provided notice of the change and must re-confirm his or her investment commitment within five business days of receipt of the notice. If the Investor does not reconfirm, he or she will receive notifications disclosing that the commitment was cancelled, the reason for the cancellation, and the refund amount that the investor is required to receive. If a material change occurs within five business days of the maximum number of days the offering is to remain open, the offering will be extended to allow for a period of five business days for the investor to reconfirm.

If the Investor cancels his or her investment commitment during the period when cancellation is permissible, or does not reconfirm a commitment in the case of a material change to the investment, or the offering does not close, all of the Investor's funds will be returned within five business days.

Within five business days of cancellation of an offering by the Company, the Company will give each investor notification of the cancellation, disclose the reason for the cancellation, identify the refund amount the Investor will receive, and refund the Investor's funds.

<u>The Company's right to cancel.</u> The Investment Agreement you will execute with us provides the Company the right to cancel for any reason before the offering deadline.

If the sum of the investment commitments from all investors does not equal or exceed the target offering amount at the time of the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Ownership and Capital Structure

THE OFFERING

13. Describe the terms of the securities being offered.

Priced Round: $21,312,942.00 pre-money valuation

See exact security attached as Appendix B, Investor Contracts

Uptown Network, LLC is offering up to 630,000 Series D Preferred Units, at a price per unit of $1.00.

The campaign maximum is $630,000.00 and the campaign minimum is $150,000.00.

Warrant Coverage.
(a) Each investor will be granted a warrant to purchase a certain number of D Units under the terms of the Operating Agreement, substantially in the form annexed in the attached subscription agreement as Exhibit A (the "Warrant"), as follows: for each Unit purchased by the undersigned under the terms of this Agreement, the undersigned will be granted a Warrant to purchase one-half (1/2) Unit, at an exercise price of $1.00 per full Unit (with exercise for fractional Units permitted at an adjusted exercise price) if such Warrant is exercised, in whole or in part, during the period commencing on the Closing Date (as defined below) and ending on December 31, 2023.
(b) In the event that the undersigned is an existing holder of the Company's Preferred Units (an "Existing Preferred Investor"), and such Existing Preferred Investor purchases under the terms of this Agreement a number of Units equal to the lesser of (w) such Existing Preferred Investor's Preferred Units Percentage Interest of Units to be sold in the
Offering (the "Investor Percentage Purchase"), or (x) One Hundred Fifty Thousand (150,000) Units, then all warrants issued by the Company to acquire Series C Preferred Units that are held by such Existing Preferred Investor or its Affiliates (the "D Warrants") shall be adjusted by extending the expiration dates of such C Warrants to December 31, 2023; provided, that in the event that (y) an Existing Preferred Investor purchases less than its Investor Percentage Purchase of Units in the Offering and (z) the number of Units actually purchased by the Existing Preferred Investor in the Offering is less than 150,000 Units, then only those C Warrants that are exercisable for a number of Series D Preferred Units that is equal to the quotient of (i) the actual number of Units purchased by the Existing Preferred Investor, divided by (ii) the Existing Preferred Investor's Investor Percentage Purchase, shall be adjusted by extending the expiration dates of such C Warrants to December 31, 2023.

Rights of Members. Subject to Sections 9 and 11 of this attached Warrant, the Holder shall not be entitled to vote or receive distributions or be deemed the holder of Warrant Units or any other securities of the Company that may at any time be issuable on the exercise hereof for any purpose. Nor shall anything contained herein be construed to confer upon the Holder, as such, any of the rights of a member of the Company, or any right to vote upon any matter submitted to members at any meeting thereof or to give or withhold consent to any member action (whether upon any recapitalization, issuance of Units, reclassification of Units, consolidation, merger, conveyance, conversion to a corporation or otherwise) or to receive notice of meetings, or to receive distributions or subscription rights or otherwise, until this Warrant shall have been exercised as provided herein (and even then the exercise of any such rights shall be determined in accordance with the terms of the Operating Agreement).

Irrevocable Proxy. The Investor and his, her, or its transferees or assignees (collectively, the "Investor"), through a power of attorney granted by Investor in the Investor Agreement, will appoint XX Team LLC ("XX Team") as the Investor's true and lawful proxy and attorney (the "Proxy"), with the power to act alone and with full power of substitution, on behalf of the Investor to:

1. direct the voting of all securities purchased through wefunder.com, and to direct the exercise of all voting and other rights of Investor with respect to the Company's securities, and
2. direct, in connection with such voting power, the execution of any instrument or document that XX Team determines is necessary and appropriate in the exercise of its authority. Such Proxy will be irrevocable. If an investor has entered into the Custodial and Voting Agreement with XX Investments LLC ("XX Investments"), then XX Investments will be the entity that XX Team directs to vote and take any other actions in connection with such voting (including the execution of documents) on behalf of such investor.

Repurchase. If the Company determines, in its sole discretion, that it is likely that within six months the securities of the Company will be held of record by a number of persons that would require the Company to register a class of its equity securities under the Securities Exchange Act of 1934, as amended ("Exchange Act"), as required by Section 12(g) or 15(d) thereof, the Company shall have the option to repurchase the securities from each Investor for the greater of

1. the purchase price of the securities, and
2. the fair market value of the securities, as determined by an independent appraiser of securities chosen by the Company. The foregoing repurchase option will terminate upon a Change of Control or Dissolution Event (each as defined in the Company's Subscription Agreement).

14. Do the securities offered have voting rights?

☑ Yes
☐ No

15. Are there any limitations on any voting or other rights identified above?

☐ Yes:
☑ No: Irrevocable voting proxy granted to XX Team.

16. How may the terms of the securities being offered be modified?

Neither this Agreement nor any provisions hereof shall be modified, discharged or terminated except by an instrument in writing signed by the party against whom any waiver, change, discharge or termination is sought.

RESTRICTIONS ON TRANSFER OF THE SECURITIES BEING OFFERED:

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

1. to the issuer;
2. to an accredited investor;
3. as part of an offering registered with the U.S. Securities and Exchange Commission; or
4. to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Common	1,779,625	1,767,372	Yes
Series D Preferred	3,000,000	1,367,331	Yes
Series C Preferred	3,100,000	2,066,666	Yes
Series B Preferred	3,000,000	2,832,649	Yes

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	1,856,746
Options:	168,000

Describe any other rights:

Preferred Units have liquidation preferences over Common Units. All of the outstanding Preferred Units, whether Series B, C, or D, have exactly the same rights. Profit Units have not yet been authorized.

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

Amendments to rights can be amended in writing by (i) the Common Members holding at least a majority of all issued and outstanding Common Units, (ii) the Series A Preferred Members holding at least a majority of all issued and outstanding Series A Preferred Units, (iii) the Series B Preferred Members holding at least a majority of all issued and outstanding Series B Preferred Units, (iv) the Series C Preferred Members holding at least a majority of all issued and outstanding Series C Preferred Units, and (v) the Series D Preferred Members holding at least a majority of all issued and outstanding Series D Preferred Units, in each case, voting or consenting as a separate class; provided, however, that (a) any amendment that would modify the preferences or the relative rights of (i) the Series A Preferred Units, (ii) the Series B Preferred Units, (iii) the Series C

Series A Preferred Units, (ii) the Series B Preferred Units, (iii) the Series C Preferred Units or (iv) the Series D Preferred Units, as the case may be, to distributions of assets of the Company, whether in connection with a Liquidity Event, a Company liquidation or otherwise, shall require the approval of the Members holding at least 90% of all issued and outstanding Series A Preferred Units, Series B Preferred Units, Series C Preferred Units, or Series D Preferred Units, respectively, and (b) any amendment that would adversely affect the rights of a Preferred Member with respect to their class or series of Units in a manner more adverse to such Preferred Member than to the other Preferred Members holding the same class or series of Units shall require the consent of such Preferred Member. Notwithstanding the foregoing, the Company may amend the Operating Agreement at any time, without the consent of any Member, to cure any ambiguity, defect or inconsistency or to correct any erroneous provision contained in this Agreement.

The Board may issue additional Units which may dilute the securities offered. However, the written consent of the Preferred Members holding a majority of outstanding Preferred Units is required for the creation, or authorization of the creation of, any additional class or series of Units that is senior to the Preferred Units with respect to the distribution of assets on the liquidation, dissolution or winding up of the Company and the payment of dividends, making of distributions and rights of redemption.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

No.

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

As holders of a majority-in-interest of voting rights in the Company**, the unitholders** may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, **the unitholders** may change the terms of the Operating Agreement for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. **The unitholders** may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. **The unitholders** have the right to redeem their securities at any time. Unitholders could decide to force the Company to **redeem** their **securities** at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability.In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional units, an Investor's interest will typically also be diluted.

Based on the risks described above, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

In the future, we will perform valuations of our common unit that take into account factors such as the following:

1. unrelated third party valuations of our common unit;
2. the price at which we sell other securities, such as convertible debt or preferred Unit, in light of the rights, preferences and privileges of our those securities relative to those of our common unit;
3. our results of operations, financial position and capital resources;
4. current business conditions and projections;
5. the lack of marketability of our common unit;
6. the hiring of key personnel and the experience of our management;
7. the introduction of new products;
8. the risk inherent in the development and expansion of our products;
9. our stage of development and material risks related to our business;
10. the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
11. industry trends and competitive environment;
12. trends in consumer spending, including consumer confidence;
13. overall economic indicators, including gross domestic product, employment

13. overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
14. the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Management, and the Investor will have no independent right to name or remove an officer or member of the Management of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

23. What are the risks to purchasers associated with corporate actions, including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties?

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from unitholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company to manage the Company so as to maximize value for unitholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company. If the Management of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its unitholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

24. Describe the material terms of any indebtedness of the issuer:

Loan

Lender	Fifth Third Bank
Issue date	04/12/20
Amount	$250,000.00
Outstanding principal plus interest	$253,734.38 as of 12/30/20

Interest rate	2.25% per annum
Maturity date	04/08/22
Current with payments	Yes

Line of Credit

Loan

Lender	Small Business Administration
Issue date	05/04/20
Amount	$10,000.00
Outstanding principal plus interest	$10,000.00 as of 12/30/20
Interest rate	0.0% per annum
Maturity date	05/05/21
Current with payments	Yes

SBA EID Covid Relief - To be forgiven

Loan

Lender	Fifth Third Bank
Issue date	05/07/20
Amount	$164,000.00
Outstanding principal plus interest	$164,000.00 as of 12/30/20
Interest rate	1.0% per annum
Maturity date	05/08/21
Current with payments	Yes

PPP Loan for Covid Relief - forgiven 02/16/2021

Loan

Lender	multiple investors
Issue date	03/30/21
Amount	$305,000.00
Outstanding principal plus interest	$162,513.60 as of 12/30/20
Interest rate	10.0% per annum
Maturity date	12/31/22
Current with payments	Yes

JEROB Uptown has $205,000 of the Royalty Notes, Jerry Olivo has $25,000, and Robert Koran has $75,000.

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
7/2018	Section 4(a)(2)	Preferred stock	$2,066,666	General operations
3/2021	Section 4(a)(2)	Preferred stock	$1,342,331	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or (4) any immediate family member of any of the foregoing persons.

☐ Yes
☑ No

INSTRUCTIONS TO QUESTION 26: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

amount of the interest, disclose the approximate amount involved in the transaction.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

We are a Software as a Service (SaaS) company providing patent protected solutions to restaurants, cruise lines and casinos. Our digital menus on phones and tablets, combined with virtual gift cards drive revenue, reduce operational costs and provide an advantage to our customers on social media.

We have a huge addressable market - over $1 billion annually recurring. We are also disrupting a market that is old and ripe for disruption (gift cards). So far, our product Bring Your Own Menu (BYOM) has been used by over 3,000,000 people - we are just getting started. The pandemic has taught the hospitality industry the importance of technology. Consumers are craving more experiential and less transactional experiences and we hope that Uptown is positioned to lead with strong growth. These projections cannot be guaranteed.

Milestones

Uptown Network, LLC was organized in the State of Florida in April 2011.

Since then, we have:

- Over 3,000,000 users saving 22 million + paper menus since May's launch, eliminating an estimated $8M in printing costs
- Invest in Restaurant Revenue Recovery as the industry comes out of the pandemic strong
- 28% Growth in MRR while serving an industry highly impacted by the pandemic
- AR Gifting of food & beverage turns menus from expense items into profit generators (Uptown Gifts, Dec. 2020)
- Market: 1 Million U.S. Restaurants > $1 Billion ARR
- Social share feature - Menus viewed in all 50 states and 70+ countries, embeds menus into websites and social channels
- Proven startup entrepreneurs with exits to companies such as IBM, Computer Associates, IPO (NASDAQ: NTRT)

Historical Results of Operations

- *Revenues & Gross Margin.* For the period ended December 31, 2020, the Company had revenues of $1,030,569 compared to the year ended December 31, 2019, when the Company had revenues of $900,573. Our gross margin was 69.06% in fiscal year 2020, compared to 54.65% in 2019.
- *Assets.* As of December 31, 2020, the Company had total assets of $288,595, including $62,805 in cash. As of December 31, 2019, the Company had $355,641 in total assets, including $124,037 in cash.
- *Net Loss.* The Company has had net losses of $590,209 and net losses of $1,116,058 for the fiscal years ended December 31, 2020 and December 31, 2019, respectively.
- *Liabilities.* The Company's liabilities totaled $623,581 for the fiscal year ended December 31, 2020 and $280,856 for the fiscal year ended December 31, 2019.

Liquidity & Capital Resources

To-date, the company has been financed with $7,071,646 in equity and $2,131,451 in convertibles, and $729,000 in debt.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 10 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. Except as otherwise described in this Form C, we do not have additional sources of

capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Uptown Network, LLC cash in hand is $55,964, as of March 2021. Over the last three months, revenues have averaged $90,964/month, cost of goods sold has averaged $25,780/month, and operational expenses have averaged $105,510/month, for an average burn rate of $40,326 per month. Our intent is to be profitable in 8 months.

There has been no material change since December 31,2020. The company anticipates economic rebound in the restaurant industry. This combined with new service offers will fuel short term revenue growth.

In 6 months, the company projects $105,000 per month in total monthly revenue and operating expense of $115,000 monthly. We expect to need a total of $630k in capital to eventually reach break-even. These projections cannot be guaranteed.

Current investors have funded the company to date and can continue to cover short-term burn if necessary. There are no immediate plans for future raise but additional funds could be solicited from accredited investors in our network.

INSTRUCTIONS TO QUESTION 28: The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

I, John "Jack" Serfass, certify that:

(1) the financial statements of Uptown Network, LLC included in this Form are true and complete in all material respects ; and

(2) the tax return information of Uptown Network, LLC included in this Form reflects accurately the information reported on the tax return for Uptown Network, LLC filed for the most recently completed fiscal year.

John "Jack" Serfass
CEO / Co-Founder

STAKEHOLDER ELIGIBILITY

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

- i. in connection with the purchase or sale of any security? ☐ Yes ☑ No
- ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No
- iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

- i. in connection with the purchase or sale of any security? ☐ Yes ☑ No
- ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No

ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No

iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

i. at the time of the filing of this offering statement bars the person from:

A. association with an entity regulated by such commission, authority, agency or officer? ☐ Yes ☑ No

B. engaging in the business of securities, insurance or banking? ☐ Yes ☑ No

C. engaging in savings association or credit union activities? ☐ Yes ☑ No

ii. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☑ No

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

i. suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☑ No

ii. places limitations on the activities, functions or operations of such person? ☐ Yes ☑ No

iii. bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ☑ No

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

i. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☑ No

ii. Section 5 of the Securities Act? ☐ Yes ☑ No

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?

☐ Yes ☑ No

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?

☐ Yes ☑ No

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

☐ Yes ☑ No

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

INSTRUCTIONS TO QUESTION 30: Final order means a written directive or declaratory statement issued by a federal or state agency, described in Rule 503(a)(3) of Regulation Crowdfunding, under applicable statutory authority that provides for notice and an opportunity for hearing, which constitutes a final disposition or action by that federal or state agency.

No matters are required to be disclosed with respect to events relating to any affiliated issuer that occurred before the affiliation arose if the affiliated entity is not (i) in control of the issuer or (ii) under common control with the issuer by a third party that was in control of the affiliated entity at the time of such events.

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and
- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

The Company is using the services of XX as part of its offering. XX is comprised of XX Investments, LLC, XX Team LLC, and the Lead Investors who provide services on behalf of XX Team LLC. The services of XX are available to companies that offer securities through Wefunder Portal LLC and to investors who invest in such companies through Wefunder Portal, but XX is not affiliated with Wefunder Portal or its affiliates.

XX Investments is the Company's transfer agent and also acts as custodian,

paying agent, and proxy agent on behalf of all investors that enter into the Custodial and Voting Agreement with XX Investments through the Wefunder Portal website ("Investors"). XX Investments holds legal title to the securities the Company issues through Wefunder Portal (which are uncertificated) on behalf of Investors. Investors, in turn, hold the beneficial interests in the Company's securities. XX Investments keeps track of each Investor's beneficial ownership interest and makes any distributions to the Investors (or other parties, as directed by the Investors).

In addition to the above services, at the direction of XX Team, XX Investments votes the securities and take any other actions in connection with such voting on behalf of the Investors. XX Investments acts at the direction of XX Team, because XX Team holds a power of attorney from each Investor that has entered into the Investor Agreement to make voting decisions on behalf of that Investor. XX Investments will not charge Investors for its services. XX Investments does charge the Company $1,000/year for services; however, those fees may be paid by Wefunder Inc. on behalf of the Company.

As noted, XX Team holds a power of attorney from each Investor that has entered into the Investor Agreement to make voting decisions on behalf of that Investor. Pursuant to the power of attorney, XX Team will make voting decisions and then direct XX Investments to vote and take any other actions in connection with the voting on Investors' behalf. XX Team will act, with respect to the Company, through our Lead Investor, who is a representative of XX Team. As compensation for its voting services, each Investor authorizes XX Investments to distribute to XX Team 10% of any distributions the Investor would otherwise receive from the Company. XX Team will share its compensation with our Lead Investor. XX Team, through our Lead Investor, may also provide consulting services to the Company and may be compensated for these services by the Company; although, fees owed by the Company may be paid by Wefunder Inc. XX Team will share its consulting compensation with our Lead Investor.

The Lead Investor is an experienced investor that we choose to act in the role of Lead Investor, both on behalf of the Company and on behalf of Investors. As noted, the Lead Investor will be a representative of XX Team and will share in compensation that XX Team receives from the Company (or Wefunder Inc. on the Company behalf) or from Investors. The Lead Investor will be chosen by the Company and approved by Wefunder Inc., and the identity of the Lead Investor must be disclosed to Investors before Investors make a final investment decision to purchase the Company's securities. Investors will receive disclosure regarding all fees that may be received by the Lead Investor. In addition to the fees described above, the Lead Investor may receive compensation if, in the future, Wefunder Advisors LLC forms a special purpose vehicle ("SPV") for the purpose of investing in a non-Regulation Crowdfunding offering of the Company. In such a circumstance, the Lead Investor may act as a portfolio manager for that SPV (and as a supervised person of Wefunder Advisors) and may be compensated through that role. Although the Lead Investor may act in multiple roles and be compensated from multiple parties, the Lead Investor's goal is to maximize the value of the Company and therefore maximize the value of the Company's securities. As a result, the Lead Investor's interests should always be aligned with those of the Investors.

Investors that wish to purchase the Company's securities through Wefunder Portal must agree to (1) hire XX Investments to serve as custodian, paying agent, and proxy agent with respect to the Company's securities; (2) give a power of attorney to XX Team to make all voting decisions with respect to the Company's securities; and (3) direct XX Investments to share 10% of the Investor's distribution from the Company with XX Team. The Company may waive these requirements for certain investors with whom the Company has a pre-existing relationship.

The XX arrangement described above is intended to benefit the Company by allowing the Company to reflect one investor of its capitalization table (XX Investments) and by simplifying the voting process with respect to the Company's securities by having one entity (XX Team), through one person (the Lead Investor), make all voting decisions and having one entity (XX Investments) carry out XX Team's voting instruments and any take any related actions. The XX arrangement also is intended to benefit Investors by providing the services of an experienced Lead Investor (acting on behalf of XX Team) who is expected to make value-maximizing decisions regarding Investors' securities. XX Team (acting through the Lead Investor) may further benefit both the Company and Investors by providing consulting services to the Company that are intended to maximize both the value of the Company's business and also the value of its securities.

INSTRUCTIONS TO QUESTION 30: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include:
(a) a description of the material content of such information;
(b) a description of the format in which such disclosure is presented; and
(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

Uptown Network Subscription Agreement + Warrant

Appendix C: Financial Statements

Financials 1

Appendix D: Director & Officer Work History

Ed Jones
Edward Caputo
Jim Lathrop
John "Jack" Serfass
Michael Solot
Nadine Serfass
Rick Borman

Appendix E: Supporting Documents

Uptown_Network_-_Fourth_Amended___Restated_Operating_Agreement_executed-FINAL.pdf
Uptown_Valuation_4.29.21_Final.pdf

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

Uptown Network Subscription Agreement + Warrant

Appendix C: Financial Statements

Financials 1

Appendix D: Director & Officer Work History

Ed Jones

Edward Caputo

Jim Lathrop

John "Jack" Serfass

Michael Solot

Nadine Serfass

Rick Borman

Appendix E: Supporting Documents

Uptown_Network_-_Fourth_Amended___Restated_Operating_Agreement_executed-FINAL.pdf
Uptown_Valuation_4.29.21_Final.pdf

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Uptown Network, LLC

By

Jack Serfass

CEO / Co-founder at Uptown Network

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

Rick Borman
Board Member
5/4/2021

James Clifford Lathrop
Board
5/4/2021

Edward G Caputo
Director
5/4/2021

Michael Solot
Board Member
5/4/2021

Nadine Serfass
VP Strategic Relationships
5/4/2021

John Serfass
CEO
5/4/2021

Jack Serfass
CEO / Co-founder at Uptown Network
5/4/2021

The Form C must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

I authorize Wefunder Portal to submit a Form C to the SEC based on the information I provided through this online form and my company's

the information I provided through this online form and my company's Wefunder profile.

As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Form C on the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of Wefunder Portal taken in good faith under or in reliance upon this power of attorney.